

WOBD, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2023 and 2022

WOBD, LLC

DECEMBER 31, 2023 and 2022

TABLE OF CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: WOBD, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4960 EAST DUBLIN GRANVILLE ROAD, SUITE 500
(No. and Street)

WESTERVILLE	OH	43081
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

MICHAEL J. MENZER	614-741-7790	MMENZER@WHITEOAKPARTNERS.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CLARK, SCHAEFER, HACKETT & CO.
(Name – if individual, state last, first, and middle name)

1 EAST FOURTH STREET, SUITE 1200	CINCINNATI	OH	45202
(Address)	(City)	(State)	(Zip Code)

10/22/2003	539
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, MICHAEL J. MENZER, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of WOBD, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

HOLLY J MULLINS - NOTARY PUBLIC
COMM. EXP. MAY 3, 2024
STATE OF OHIO

Signature:

Title:
CEO AND GENERAL MANAGER

Notary Public

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CLARK SCHAEFER HACKETT
BUSINESS ADVISORS

One East Fourth Street, Suite 1200, Cincinnati, Ohio 45202
P. 513.241.3111 | F. 513.241.1212

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of WOBD, LLC
Westerville, Ohio

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of WOBD, LLC as of December 31, 2023 and 2022, the related statements of operations, changes in member's equity, and cash flows for the years then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of WOBD, LLC as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of WOBD, LLC's management. Our responsibility is to express an opinion on WOBD, LLC's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to WOBD, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information contained in Schedule 1 – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audits of WOBD, LLC's financial statements. The supplemental information is the responsibility of WOBD, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Clark, Schaefer, Hackett & Co.

We have served as WOBD, LLC's auditors since 2017.

Cincinnati, Ohio
February 27, 2024

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2023 and 2022

	2023	2022
ASSETS		
Cash	$ 551,060	$ 161,783
Prepaid expenses	18,404	9,133
Other receivables	2,959	-
Deposits	5,847	7,686
	$ 578,270	$ 178,602
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable	$ 4,026	$ 3,185
Accrued expenses	13,000	11,000
Payable to broker	472,536	-
	489,562	14,185
MEMBER'S EQUITY	88,708	164,417
	$ 578,270	$ 178,602

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2023 and 2022

	2023	2022
REVENUE		
Fee income	$ 496,125	$ 2,105,167
Other income	2,203	-
	498,328	2,105,167
EXPENSES		
Commissions	994,664	2,243,375
Professional fees	74,389	65,724
General and administrative	143,324	135,138
Depreciation	-	502
	1,212,377	2,444,739
NET LOSS	$ (714,049)	$ (339,572)

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CHANGES IN MEMBER'S EQUITY

YEARS ENDED DECEMBER 31, 2023 and 2022

BALANCE - JANUARY 1, 2022	$	55,814
NET LOSS		(339,572)
MEMBER CONTRIBUTIONS		448,175
BALANCE - DECEMBER 31, 2022		164,417
NET LOSS		(714,049)
MEMBER CONTRIBUTIONS		638,340
BALANCE - DECEMBER 31, 2023	$	88,708

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2023 and 2022

	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (714,049)	$ (339,572)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	-	502
Noncash contributions for shared service expenses	113,340	109,967
Increase (decrease) in cash caused by changes in operating items:		
Prepaid expenses	(9,271)	(78)
Other receivables	(2,959)	-
Deposits	1,839	(2,452)
Accounts payable	841	150
Accrued expenses	2,000	800
Payable to broker	472,536	(721,080)
Net cash flow used in operating activities	(135,723)	(951,763)
CASH FLOWS FROM INVESTING ACTIVITIES		
Net cash flow provided from (used in) operating activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions from member	525,000	338,208
Net cash flow provided from financing activities	525,000	338,208
INCREASE (DECREASE) IN CASH	389,277	(613,555)
CASH, BEGINNING OF YEAR	161,783	775,338
CASH, END OF YEAR	$ 551,060	$ 161,783
SUPPLEMENTAL CASH FLOW DISCLOSURE:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -
SUPPLEMENTAL NONCASH DISCLOSURE:		
Capital contributions	$ 113,340	$ 109,967

The accompanying notes are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2023 and 2022

1.   ORGANIZATION AND NATURE OF BUSINESS

Business Activities

WOBD, LLC, (the Company) is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is an Ohio limited liability company. The Company is a wholly-owned subsidiary of White Oak Partners, LLC (the Parent). The U.S. dollar ($) is the functional currency of the Company, and the accompanying financial statements include the accounts of the Company.

The Company was formed on July 21, 2016, with an indefinite term. The Parent is engaged primarily in sponsoring and providing certain services pursuant to the acquisition and management of market-rent multi-family rental communities, with activities concentrated in Colorado, Florida, Georgia, Maryland, Minnesota, Missouri, North Carolina, Pennsylvania, Tennessee, and Texas.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements include the accounts of the Company and are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Cash

The Company maintains its cash in bank accounts with balances which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk.

Use of Accounting Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation

Equipment is recorded at cost and is depreciated on a straight-line basis using estimated useful lives of five to ten years.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2023 and 2022

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

Fee income is derived from a percentage of equity raised in connection with acquisitions of multi-family rental communities by the Parent, and income is recognized when earned in accordance with accounting principles generally accepted in the United States.

Fee income and related commission expenses are recorded when earned, which is when the underlying equity transactions are completed, and funds are received.   The Company believes that the performance obligation is satisfied at a point in time because that is when the underlying equity transaction is identified, the amounts are agreed upon and the risks and rewards of ownership have been transferred.

Income Taxes

The income or loss of the Company is included in the consolidated federal income tax return filed by the Parent. As such, the Company does not record income tax expense or related accruals. The Company accounts for uncertain tax positions in accordance with ASC Topic 740, Income Taxes. For the years ended December 31, 2023 and 2022, the Company did not have a liability for unrecognized tax benefits.

3.   NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires that the Company maintain minimum net capital as defined under the rule. At December 31, 2023 and 2022, the Company had net capital of $64,457 and $147,598 respectively, which were $31,820 and $142,598, respectively, in excess of its required minimum net capital of the greater of $5,000 or 6-2/3% of aggregate indebtedness. The Company's ratio of aggregated indebtedness to net capital at December 31, 2023 and 2022 was approximately 7.60 to 1 and 0.10 to 1, respectively, as compared to a maximum allowed ratio of 15 to 1.

4.   EXEMPTION FROM RULE 15c3-3

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3 but claims exemption in accordance with Footnote 74 of the SEC Release No. 34-70073. The Company limits its business activities exclusively to private placements and promptly transmits all funds received in connection with its activities as a broker or dealer, does not carry margin accounts, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2023 and 2022

5.   RELATED PARTY TRANSACTIONS

The Company's related parties include the Parent and entities affiliated with the Parent. Under the terms of the shared services agreement, the Parent charges the Company a monthly fee representing an allocable share of rent, utilities, communications and office equipment, various supplies, and employee salaries. For the years ended December 31, 2023 and 2022, the Company incurred fees of $113,340 and $109,967, respectively. In lieu of payment, the Company reflects these amounts as non-cash capital contributions.

The Company's fee income is derived from a percentage of equity raised in connection with acquisitions of multi-family rental communities and is paid by the Parent to the Company. For the year ended December 31, 2023, the Company's receivables balance due from the Parent was $2,959.

6.   CONTINGENT LIABILITY

The Company has entered into multiple participating broker dealer agreements with a third party to provide assistance with the offer and sale of limited partnership interests in private placements. The agreements provide for a synthetic interest payment due to the participating broker dealer at the conclusion of each partnership. The amount due to the participating broker dealer is contingent upon the performance of each partnership and the final equity multiple achieved. At this time, it is not possible to estimate a range of amounts to be owed and accordingly, no liability has been recorded at December 31, 2023 in the accompanying financial statements.

7.   SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2023, and through February 27, 2024, the date on which the financial statements were available to be issued. There were no such events that required recognition or disclosure in the financial statements.

SCHEDULE 1 - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

YEARS ENDED DECEMBER 31, 2023 and 2022

	2023	2022
NET CAPITAL		
TOTAL EQUITY	$ 88,708	$ 164,417
DEDUCT NON-ALLOWABLE ASSETS	(24,251)	(16,819)
NET CAPITAL	$ 64,457	$ 147,598
COMPUTATION OF NET CAPITAL REQUIREMENT:		
AGGREGATE INDEBTEDNESS Accounts payable and accrued expenses	$ 489,562 6.67%	$ 14,185 6.67%
MINIMUM NET CAPITAL REQUIRED (the greater of $5,000 or 6-2/3% of aggregate indebtedness)	32,637	5,000
EXCESS NET CAPITAL	$ 31,820	$ 142,598
Net Capital less greater of 10% of total aggregate indebtedness or 120% of the Net Capital Requirement	$ 15,501	$ 141,598
Ratio: Aggregate indebtedness to net capital	7.60 to 1	0.10 to 1

Note: There are no material differences between the amounts presented above and the amounts reported
on the unaudited Part IIA of Form X-17A-5 as originally filed as of December 31, 2023 and 2022.

See Report of Independent Registered Public Accounting Firm.

CLARK SCHAEFER HACKETT
BUSINESS ADVISORS

One East Fourth Street, Suite 1200, Cincinnati, Ohio 45202
P. 513.241.3111 | F. 513.241.1212

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of WOBD, LLC
Westerville, Ohio

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) WOBD, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placement offerings. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

WOBD, LLC's management is responsible for compliance with the exemption provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about WOBD, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio
February 27, 2024

WOBD, LLC's EXEMPTION REPORT

WOBD, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placements, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

WOBD, LLC

I, Michael J. Menzer, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: CEO & GENERAL MANAGER

February 27, 2024